# ARUM HEALTH LLC

# LIMITED LIABILITY COMPANY OPERATING AGREEMENT

**July 1, 2017**

TABLE OF CONTENTS

**ARUM HEALTH LLC**

**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**

This Limited Liability Company Operating Agreement (this "***Agreement***") of Arum Health LLC (the "***Company***") is entered into pursuant to California Revised Uniform Limited Liability Company Act, California Corporations Code Title 2.6, §§17701.01, *et seq*. (the "***Act***"), effective as of July 1, 2017 (the "***Effective Date***"), by and among Maximo Galindo as the manager of the Company (the "***Manager***"), and the members set forth on ***Schedule A*** hereto, each having duly executed this Agreement or a counterpart to this Agreement intending to be legally bound by the following terms and conditions, and such other Persons who may hereafter be admitted from time to time as members in accordance with the provisions hereof (collectively, the "***Members***").

**RECITALS**

WHEREAS, the Company was formed pursuant to the Act by the filing of Articles of Organization – Conversion conforming to the requirements of the Act with the office of the Secretary of State of the State of California on December 22, 2016 (the "***Articles***"); and

WHEREAS, the Members desire to enter into this Agreement to govern the affairs of the Company and the conduct of its business, and, in connection therewith, to admit Marcelino Casal as a Member of the Company effective as of the date hereof.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Manager and Members hereby agree as follows:

**I.**

**DEFINITIONS**

Definitions. The following terms shall have the meanings set forth for purposes of this Agreement:

"***1934 Act***" shall mean the Securities Exchange Act of 1934, as amended.

"***Accounting Period***" shall mean for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; *provided, however*, that the first Accounting Period shall commence on the date of formation of the Company and shall end on December 31, 2017; and *provided, further*, that, at the election of the Manager, a new Accounting Period shall commence on any date on which an Additional or Substitute Member is admitted to the Company or a Member ceases to be a Member for any reason.

"***Act***" shall have the meaning set forth in the Preamble.

"***Additional Interest***" shall have the meaning set forth in Section 3.4(a).

"***Additional Member***" shall have the meaning set forthin Section 3.4(b).

"***Affiliates***" shall mean, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified, including, without limitation, any venture capital fund now or hereafter existing which is controlled by or under common control with such Person or which shares the same management Company with such Person.

"***Agreement***" shall mean this Arum Health LLC Liability Company Operating Agreement, as the same shall be amended in writing from time to time.

"***Articles***" shall have the meaning set forth in the Recitals.

"***Assignee***" shall mean a transferee of an Interest or Units who has not been admitted as a Substitute Member.

"***Business Day***" shall mean any day other than Saturday, Sunday or any other day on which banks in San Francisco, California are required or permitted by law to close.

"***Capital Account***" shall mean, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section 9.1(a) hereof.

"***Capital Contribution***" shall mean, with respect to any Member, any contribution to the Company by such Member of cash or other property. Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor holder of the Interest of that Member.

"***Carrying Value***" shall mean:

(a) with respect to any Company asset, the asset's adjusted basis for U.S. federal income tax purposes, except that, in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(iv)(f):

(i) the Carrying Value of any asset contributed or deemed contributed by a Member to the Company shall be the fair market value of such asset at the time of contribution as determined by agreement of the Members;

(ii) the Carrying Value of any asset distributed or deemed distributed by the Company to any Member shall be adjusted immediately prior to such distribution to equal its fair market value at such time;

(iii) the Carrying Values of all Company assets shall be adjusted to equal their respective fair market values except as otherwise provided herein:

(1) immediately prior to the date of the acquisition of any additional Interest by any new or existing Member, other than in exchange for a de minimis Capital Contribution; or

(2) immediately prior to the date of the distribution of more than a de minimis amount of Company property (other than a pro rata distribution) to a Member.

In the case of any asset that has a Carrying Value determined pursuant to clauses (i), (ii) or (iii) above, depreciation or deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's adjusted tax basis, as more fully described under the definition of Net Income and Net Loss below.

(b) with respect to any liability, at a given time, the amount of such liability to the extent:

(i) reflected in the basis of any asset;

(ii) previously or currently deductible in computing Net Income or Net Loss or otherwise for Capital Account maintenance purposes; or

(iii) otherwise previously taken into account for Capital Account maintenance purposes.

"***Code***" shall mean the Internal Revenue Code of 1986, as amended.

"***Company***" shall have the meaning set forth in the Preamble.

"***Defaulting Member***" shall have the meaning set forth in Section 4.1(c)(ii).

"***Delivery***" shall mean the occurrence of an event specified in Section 6.1(a) through (c).

"***Effective Date***" shall have the meaning set forth in the Preamble.

"***Fiscal Year***" shall mean the period from January 1 to December 31 of each year, or as otherwise required by law or as determined by the Manager in his sole discretion.

"***GAAP***" shall mean United States generally accepted accounting principles.

"***Guaranteed Payments***" has the meaning set forth in Section 3.11.

"***Interest***" shall mean the Units of a Member in the Company and includes all of the respective rights and responsibilities appurtenant thereto including the right, if any, to vote, the Capital Account maintained for such Member and the right to receive allocations of profits and losses pursuant to Article IX, and the right to receive distributions of cash or property of the Company.

"***IRS***" means the U.S. Internal Revenue Service.

"***Lien***" shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest of any kind or nature whatsoever, including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention contract, the interest of a lessor under a lease which in accordance with GAAP should be recorded as a capital lease, or any financing lease having substantially the same economic effect as any of the foregoing.

"***Majority in Interest of the Members***" shall mean, unless otherwise expressly set forth herein, the Members who are entitled to vote at least a majority of the outstanding Units.

"***Manager***" shall have the meaning set forth in the Preamble.

"***Members***" shall have the meaning set forth in the Preamble. An Assignee shall be deemed to be a Member solely for purposes of the economic provisions of Articles IX, X, and XIII. A holder of Sale Units shall not be Member for any purpose other than the right to receive allocations and distributions in connection with a Sale of the Company.

"***Net Income***" and "***Net Loss***" shall mean, for each Accounting Period, an amount equal to the Company's taxable income or loss for such Accounting Period, determined in accordance with Code Section 703(a) (it being understood that for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in such taxable income or loss) and determined in accordance with the accounting method used by the Company for U.S. Federal income tax purposes with the following adjustments:

(a) all items of income, gain, loss or deduction allocated pursuant to Section 9.3 shall not be taken into account in computing such taxable income or loss;

(b) any income of the Company that is exempt from U.S. Federal income taxation and not otherwise taken into account in computing Net Income and Net Loss shall be added to such taxable income or loss;

(c) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value;

(d) upon an adjustment to the Carrying Value of any asset pursuant to the definition of Carrying Value (other than an adjustment in respect of depreciation), the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss;

(e) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income and Net Loss shall be an amount which bears the same ratio to such Carrying Value as the U.S. Federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (*provided* that if the U.S. Federal income tax depreciation, amortization or other cost recovery deduction is zero, the Manager may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income and Net Loss, *provided further* that with respect to any asset to which the remedial allocation is applicable, depreciation, amortization or other cost recovery shall be determined under Treasury Regulations Section 1.704-3(d)(2)); and

(f) except for items set forth above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition shall be treated as deductible items.

"***Nonrecourse Deductions***" shall be as defined in U.S. Treasury Regulations Section 1.7042(b). The amount of Partner Nonrecourse Deductions for a Fiscal Year equals the net increase, if any, in the amount of Partnership Minimum Gain during that Fiscal Year, determined according to the provisions of U.S. Treasury Regulations Section 1.7042(c).

"***Officer***" shall have the meaning set forth in in Section 7.1.

"***Partner Nonrecourse Debt Minimum Gain***" shall mean an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.7042(b)(4)) equal to the Partnership Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.7521(a)(2)) determined in accordance with Treasury Regulations Section 1.7042(i)(3).

"***Partner Nonrecourse Deductions***" shall be as defined in U.S. Treasury Regulations Section 1.7042(i)(2).

"***Partnership Minimum Gain***" shall be as defined in Treasury Regulations Section 1.7042(b)(2) and 1.7042(d).

"***Person***" shall mean a natural person, partnership (whether general or limited and whether domestic or foreign), LLC, foreign limited liability Company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

"***Profits Interest***" has the meaning set forth in Section 3.1(b).

"***Profits Interest Threshold Amount***" for a Unit issued as a Profits Interest shall mean, unless otherwise determined by the Manager, an amount equal to the amount that would be distributed in respect of a Unit that has no Profits Interest Threshold Amount, if, immediately before the Profits Interest is issued, the Company were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the Company (but limited, in the case of nonrecourse liabilities, to the value of the property serving such liability), and (iii) each Member were to pay to the Company at that time the amount of any obligation then unconditionally due to the Company, and then the Company were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 10.3; *provided*, *however*, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The Manager shall have the discretion to set any Unit's Profits Interest Threshold Amount to equal an amount that is greater than the amount determined in the prior sentence. The Profits Interest Threshold Amount of a Unit issued as a Profits Interest shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Unit were previously reduced by reason of the existence of the Profits Interest Threshold Amount. The Manager shall have the discretion to reduce the Profits Interest Threshold Amount with respect to any Unit if, subsequent to the grant of such Common Unit, the fair market value (as determined by the Manager in his sole discretion) of the Company declines.

"***Proprietary Information***" shall have the meaning set forth in Section 14.13.

"***Sale of the Company***" shall mean, in one transaction or series of related transactions, (A) the closing of the sale, transfer or other disposition (whether by merger, consolidation or otherwise) of all or substantially all of the assets of the Company, (B) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation of the Company in which the holders of equity securities of the Company immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation), or (C) the closing of the transfer in a transaction in which the Company is a party (whether by merger, consolidation or otherwise) to a Person or group of affiliated Persons of the Company's securities if, after such closing, such Person or group of affiliated Persons would hold fifty percent (50%) or more of the outstanding voting securities of the Company (or the surviving or acquiring entity).

"***Sale Units***" means Units that are entitled to no rights of membership in the Company (voting or otherwise) other than the right to receive allocations and distributions solely in connection with a Sale of the Company and are designated as such on ***Schedule A***.

"***SEC***" shall mean the Securities and Exchange Commission.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder.

"***Service Units***" means Units issued to Persons that provide services to the Company and (i) for which no Capital Contribution is required, (ii) is issued with a Profits Interest Threshold Amount fixed on the date of issuance, and (iii) is designated as such on ***Schedule A***.

"***Substitute Member***" shall mean an Assignee who has been admitted as a Member of the Company with all the rights of membership pursuant to this Agreement.

"***Tax Matters Member***" shall have the meaning set forth in Section 8.5.

"***Termination Event***" means for a holder of Units subject to vesting puruant to Section 3.1(c), that holder ceases to be an employee or contractor of the Company for any reason, or with respect to any such holder that is a trust or other entity created during an individual's life for estate planning purposes and controlled by such individual, such as a living trust, limited partnership or limited liability company, the occurrence of any of the foregoing events to the individual who created or controls such entity.

"***Transfer***" shall have the meaning set forth in Section 11.1.

"***Treasury Regulations***" shall mean regulations issued pursuant to the Code.

"***Units***" shall mean units of Interests held by a Member representing such Member's membership interest in the Company, as any such interest may be qualified or limited in connection with the issuance of Service Units or Sale Units.

**II.**

## FORMATION OF LIMITED LIABILITY COMPANY

**Formation**. The the Company was formed pursuant to the Act by the filing of the Articles with the office of the Secretary of State of the State of California on December 22, 2016.

**Name and Principal Place of Business**. Unless and until amended in accordance with this Agreement and the Act, the name of the Company will be "Arum Health LLC." The principal place of business of the Company shall be located at 855 El Camino Real, Suite 13A-417, Palo Alto, California 94301, or such other location as the Manager may, from time to time, designate.

**Agreement**. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Manager and Members by executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended. It is the express intention of the parties hereto that this Agreement shall be the sole statement of agreement among them, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern even when inconsistent with or different from the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be a part of this Agreement from and after the date of such interpretation or amendment.

**Purpose**. The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act..

**Definitions**. Terms not otherwise defined in this Agreement shall have the meanings set forth in the Act.

**Term**. The term of the Company commenced on the date the Articles were filed with the Secretary of State of the State of California in accordance with the Act and shall continue until the Company's existence is terminated pursuant to Article XIII of this Agreement.

**III.**

## MEMBERS AND INTERESTS

### Units; Vesting.

(a) The Interest of each of the Members in the Company shall consist of a number of "***Units***." Except as otherwise provided in this Agreement or the Act, each Member holding a Unit or Units shall have (a) the right to share in the Net Income and Net Loss of the Company as provided in this Agreement, (b) a right to the Capital Account maintained for such Member according to Article IX hereof, (c) the right to receive distributions from the Company as provided in this Agreement, (d) the right to receive information concerning the business and affairs of the Company as provided in this Agreement or non-waivable provisions of the Act; and (e) the right, if any, to vote as provided in this Agreement.

(b) The Company intends that the Service Units and Sale Units be treated as a separate "Profits Interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 or any future IRS guidance or other authority that supplements or supersedes the foregoing revenue procedure.

(i) It is the intention of the Members that distributions to each Member owning Service Units or Sale Units pursuant to this Agreement be limited to the extent necessary so that the Service Units or Sale Units of such Member qualifies as a "Profits Interest" under Rev. Proc. 93-27, and this Agreement shall be interpreted accordingly. If distributions to a Member are limited as a result of this Section 3.1(b)(i), the Company may adjust future distributions to the Members in whatever manner the Manager reasonably deems appropriate so that, after such adjustments are made, each Member receives, to the maximum extent possible, an amount of distributions equal to the amount of distributions such Member would have received were the foregoing provisions of this Section 3.1(b)(i) not part of this Agreement. Additionally, in accordance with Rev. Proc. 2001-43, 2001-2 CB 191, for federal income tax purposes the Company shall treat a Member holding a Profits Interest as the owner of such Profits Interest from the date it is granted, and shall file its IRS form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with any Profits Interest subject to vesting as if it were fully vested. Each Member agrees to take into account such distributive share in computing its federal income tax liability for the entire period during which it holds the Profits Interest. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of such Profits Interest issued to a Member, either at the time of grant of the Profits Interest or at the time any unvested Profits Interest becomes substantially vested. The undertakings contained in this Section 3.1(b)(i) shall be construed in accordance with Section 4 of Rev. Proc. 2001-43.

(ii) The Company is authorized to make an election to value any Profits Interests at liquidation value (the "***Safe Harbor Election***"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "***Proposed Rules***"). Upon making such an election, the Company shall make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election.

(iii) Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all transfers of Profits Interests made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Company as permitted by the Proposed Rules or any other applicable rule.

(iv) Each Member (including any person to whom a Profits Interest is transferred in connection with the performance of services), by signing this Agreement or by accepting such transfer, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Profits Interests transferred while the Safe Harbor Election remains effective.

(v) The Company shall file all returns, reports and other documentation as may be required to perfect and maintain any Safe Harbor Election with respect to transfers of Profits Interests covered by such Safe Harbor Election.

(vi) Each Member agrees to cooperate with the Company to perfect and maintain any Safe Harbor Election that the Company elects to make, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Company.

(vii) Nothing in this Section 3.1(b) shall be construed as imposing any liability on the Company for any Member's taxes resulting from the receipt, ownership or vesting of Interests issued in connection with the performance of services, and the Company shall under no circumstances be liable for any such taxes.

(c) Subject to Section 3.1(c)(ii) below, Units may be issued by the Company subject to a vesting schedule determined by the Manager, with any such vesting schedule set forth in a separate instrument executed by the Company and the recipient of the Units in connection with the issuance of such Units.

(i) If a holder of Units subject to vesting transfers all or a portion of his, her or its Units involuntarily, due to death, divorce, legal separation or other involuntary event, then the transferee of such Units shall, for purposes of applying the vesting schedule to the transferred Units, be treated as if a Termination Event shall have occurred on the date of such transfer and further vesting shall cease.

(ii) A holder of Sale Units shall initially be one hundred percent (100%) unvested, and, provided that a Termination Event has not occurred prior to the time of vesting, such Sale Units shall become 100% vested immediately prior to, and effective upon, the closing of a Sale of the Company.

(iii) On the occurrence of a Termination Event with respect to a holder of Units subject to Vesting, that holder shall forfeit its unvested units and the associated portion of its Capital Account balance as of the date of the Termination Event. Any forfeited unvested Units will be retired and shall cease to be outstanding. The Capital Account balance associated with the forfeited unvested Units shall be apportioned among the other Members pro rata in proportion to their respective Units.

(d) The Manager, with the consent of a Majority in Interest of the Members, may establish one or more additional classes of Units on such terms as the Manager determines appropriate and may determine the consideration for issuance of Units of each such class. Upon receipt of such consent, the Manager may amend this Agreement to incorporate the terms of such class or classes, and such amendment shall not require the consent of any other Member even if the amendment may have an adverse effect on the other Members.

**Members**. The Members of the Company are set forth on ***Schedule A*** hereto. Marcelino Casal is admitted to the Company as a Member as of the date that this Agreement becomes effective, provided that the Subscription Agreement of such Member has been accepted by the Company.

The name and place of residence of each Member and such Member's number of Units is set forth on ***Schedule A*** hereto. Each Member shall be entitled to review such Member's ***Schedule A***.

**Representations and Warranties**. Each Member hereby confirms to the Company and the Manager that all of the representations and warranties contained in the Subscription Agreement delivered by such Member to the Manager are true and accurate as of the date hereof.

**Additional Members**.

(e) Additional Interests. The Manager, upon the approval of a Majority in Interest of the Members, shall have the right to cause the Company to issue or sell to any Persons (including Members and Affiliates of Members) additional Units. If an additional Interest (an "***Additional Interest***") is issued to an existing Member in accordance with the terms of this Agreement, the Manager shall amend ***Schedule A*** without the further vote, act or consent of any other Person to reflect the issuance of such Additional Interest and, upon the amendment of ***Schedule A***, such Member shall be issued his, her or its Additional Interest.

(f) Additional Members. In order for a Person, other than an existing Member, to be admitted as a Member of the Company with respect to an Additional Interest as defined in Section 3.4(a) above: (i) such Additional Interest shall have been issued or sold in accordance with the terms of this Agreement; (ii) such Person shall have delivered to the Company a Subscription Agreement and a counterpart signature page to this Agreement and shall have delivered such other documents and instruments as the Manager determines to be necessary or appropriate and as are consistent with the terms of this Agreement in connection with the issuance or sale of such Additional Interest to such Person or to effect such Person's admission as a Member; and (iii) the Manager shall amend ***Schedule A*** without the further vote, act or consent of any other Person to reflect such new Person as a Member and his, her or its Interests. Upon the amendment of ***Schedule A***, such Person shall be admitted as an additional Member (an "***Additional Member***") and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Additional Interest.

**Admission of Substitute Members**.

(g) An Assignee of an Interest pursuant to Article XI shall be admitted as a Substitute Member and admitted to all the rights of the Member who assigned the Interest only upon the approval of the Manager or otherwise as provided in Article XI. If so admitted, the Substitute Member shall have all the rights and powers and will be subject to all the restrictions and liabilities of the Member who originally assigned such Interest in the Company. The admission of a Substitute Member shall not release any Member who assigned an Interest from liability to the Company that may relate to matters arising prior to the date of such substitution.

(h) The Company shall be entitled to treat each Member set forth on ***Schedule A***, as it may be amended from time to time, as the absolute owner of the Units set forth opposite such Member's name on ***Schedule A*** and shall incur no liability for distributions of cash or other property made in good faith to such Member until such time as a written assignment of such Interest (which assignment is in compliance with and permitted pursuant to the terms and conditions of this Section 3.5 and Article XI), has been received and accepted by the Manager or otherwise as provided in Article XI and recorded on ***Schedule A*** as provided in this Agreement.

(i) Upon the admission of a Substitute Member, the Manager shall amend ***Schedule A*** to reflect the Interest of such Substitute Member and to eliminate the name and address of and other information relating to the assigning Member with regard to the assigned Interest.

**Resignation or Withdrawal of a Member**. Except as specifically provided herein, and subject to the provisions for Transfers contained in Article XI, no Member shall have the right to resign or withdraw from membership in the Company or withdraw his, her or its Interest in the Company.

**Meetings of the Members**.

(j) Meetings. Meetings of the Members, for any purpose or purposes, may be called by the Manager, and shall be called by the Company at the request of Members holding at least ten percent (10%) of the outstanding Units. Business transacted at any meeting of Members shall be limited to the purposes stated in the notice.

(k) Place of Meeting. All meetings of Members shall be held at such place within or without the County of Santa Clara, California as the Manager shall designate, including but not limited to by means of remote communication as herein provided.

(l) Notice of Meetings. Notice of all meetings of Members, stating the time, place and purpose of the meeting, shall be Delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting. Any adjourned meeting may be held as adjourned without further notice, *provided* that any adjourned session or sessions are held within ninety (90) days after the date set for the original meeting. No notice need be given (i) to any Member if a written waiver of notice, executed before or after the meeting by such Member or such Member's attorney thereunto duly authorized, is filed with the records of the meeting, or (ii) to any Member who attends the meeting without protesting prior thereto or at its commencement. A waiver of notice need not specify the purposes of the meeting.

(m) Quorum. A quorum shall be present at any meeting of the Members if a Majority in Interest of the Members is represented at the meeting in person or by proxy, except as otherwise provided by law. Once a quorum is present at the meeting of the Members, the Members represented in person or by proxy and entitled to vote at the meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members represented in person or by proxy and entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite amount of Units shall be present or represented.

(n) Proxies. Interests of Members may be voted in person or by an agent or agents authorized by a written proxy executed by such Member or his, her or its duly authorized agent, which shall be filed with the Manager at or before the meeting at which it is to be used. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger, *provided* that no proxy shall be voted on or after eleven (11) months from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his, her or its legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(o) Electronic Communications. Members may participate in any meeting of Members by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(p) Voting on Matters. For purposes of voting on matters (other than a matter for which the affirmative vote of a specified portion of the Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members) at any meeting of the Members at which a quorum is present, the act of the Members shall be the affirmative vote of Members holding a majority of the Units represented at such meeting (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control). For any vote taken by written consent in lieu of a meeting (other than with respect to a matter for which the affirmative vote of a specified portion of the Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members), the act of the Members shall be the affirmative written consent of Majority in Interest of the Members (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control).

(q) Certain Approvals. Notwithstanding anything to the contrary contained herein, the approval of a Majority in Interest of the Members shall be required to do any of the following:

(i) Sell, lease, exchange, or otherwise dispose of all, or substantially all, of the Company's property, with or without the goodwill, outside of the ordinary course of the Company's activities;

(ii) Approve a merger or conversion under Article 10 of the Act (commencing with section 17710.01);

(iii) Undertake any other act outside the ordinary course of the Company's activities; or

(iv) Amend this Agreement, subject to Section 14.1.

**Action by Written Consent**. Any action required to be taken at any meeting of Members or otherwise, or any action which may be taken at any meeting of Members or otherwise (including without limitation any consent, approval, vote or other action of the Members required or contemplated under or by this Agreement, the Act or otherwise), may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Members required to approve such action as set forth in the last sentence of Section 3.7(g) above. Unless the consent of all Members entitled to vote has been solicited in writing, subject to Section 17704.07(n) of the Act, prompt notice of the taking of action by Members without a meeting pursuant to this Section 3.8 by less than unanimous written consent shall be given to each of those Members who have not consented in writing.

**Limited Liability of Members**. No Member or any of his, her or its Affiliates shall have any liability for the debts, obligations or liabilities of the Company or of any other Member or their respective Affiliates. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, former Member or Assignee shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, former Member or Assignee.

**Members Access to Certain Information**. To the extent required by, and subject to the limitations set forth in, Section 17704.10 of the Act, the Company shall make available, upon three (3) Business Days' prior written notice to the Company, for inspection at reasonable times during business hours by a Member, the books and records of the Company required by such Section 17704.10 to be made available to Members, *provided, however*, that a Member shall not be entitled to submit more than one (1) such written notice per month.

**Guaranteed Payments**. The Company may pay to each Member designated by the Manager "***Guaranteed Payments***" as defined under Code section 707(c) in such amounts as the Manager determines. The Guaranteed Payments shall be set forth in the Company's books and records. The Manager may change these amounts or terminate any further Guaranteed Payments to a Member, if any are payable, at any time on notice to the applicable Member. The Manager may keep the amounts of the Guaranteed Payments payable to each Member, if any, confidential from the other Members. The Members agree that such policy of confidentiality is in the Company's best interest and that disclosure of the Guaranteed Payments payable to each Member, if any, may damage the Company or its business.

**IV.**

## CONTRIBUTIONS TO CAPITAL; WITHDRAWALS; ADVANCES

**Capital Contributions**.

(a) Initial Capital Contributions. Each Member has made upon admission to the Company an initial Capital Contribution to the Company as set forth opposite such Member's on ***Schedule A***.

(b) Subsequent Capital Contributions. Each Member, other than holders of Service Units or Sale Units, may make additional Capital Contributions upon ten (10) days' prior written notice from the Manager in such amounts and at such times as determined by the Manager and such Member.

(c) Failure to Make Capital Contributions.

(i) The Company shall be entitled to enforce the obligations of each Member to make the contributions to capital specified in this Article IV, and the Company shall have all remedies available at law or in equity in the event any such contribution is not so made. The remedies provided for in this Section 4.1(c) are in addition to and not in limitation of any other right or remedy of the Company provided by law or equity, this Agreement, or any other agreement entered into by or among any one or more of the Members and/or the Company. In the event of any legal proceedings relating to a default by a Member, such Member shall pay all costs and expenses incurred by the Company, including attorneys' fees. Each Member hereby (A) agrees that the remedy at law for damages resulting from his, her or its default under this Article IV is inadequate because the funding of the Company's business requires the timely availability of required capital contributions and (B) consents to the institution of an action for specific performance of his, her or its obligations in the event of such a default. Each Member further agrees and acknowledges that any actions taken or not taken by the Manager under this Section 4.1(c) with respect to a Defaulting Member shall not constitute a breach of this Agreement or of any duty stated or implied in law or equity to any Member, regardless of whether the same or different remedies are applied to each Defaulting Member.

(ii) In the event a Member fails to make a capital contribution when due, and the Manager determines that such Member has not taken adequate measures to make such capital contribution, the Manager shall notify such Member that it is a "***Defaulting Member***." If within 10 days of the date of such notice the Defaulting Member has not made the required capital contribution, then (A) the Defaulting Member shall no longer have the right to vote on any matter presented to Members for a vote, and (B) the Manager may elect to impose any one or more of the following remedies in addition, or as an alternative, to any remedies provided by law or equity, this Agreement, or any other agreement entered into by or among any one or more of the Members and/or the Company.

(iii) The Manager may cause the Company to commence legal proceedings against the Defaulting Member to collect the due and unpaid capital contribution plus interest at a rate equal to the lesser of (A) eighteen percent (18%) per annum, compounded daily, and (B) the maximum rate allowable by law, as well as the expenses of collection including, without limitation, attorneys' fees. Amounts collected in excess of the Defaulting Member's due and unpaid capital contribution shall be deemed for purposes of this Agreement to be income of, or a reimbursement to, the Company, as appropriate, and shall not be treated as a capital contribution by the Defaulting Member.

(iv) Subject to the restrictions on transfer set forth in this Agreement, upon notice to the Defaulting Member, the Manager may designate one or more Persons (with the prior consent of such Person or Persons) to assume responsibility for the entire unpaid balance of the Defaulting Member's Capital Commitment and to assume and succeed to all of the rights of the Defaulting Member's Interest attributable to such portion of the Defaulting Member's Capital Commitment.

(v) Each Member hereby constitutes and appoints the Manager as his, her or its agent and attorney-in-fact, in the event such Member becomes a Defaulting Member hereunder, for the purposes of executing and delivering any and all documents necessary to convey his, her or its Interest, in whole or in part, in accordance with this Section 4.1(c). This power of attorney, being coupled with an interest, is irrevocable and shall survive the death, dissolution, disability or incapacitation of any Member.

(d) Interest; No Additional Contributions. No Member shall be entitled to any interest or compensation with respect to such Member's Capital Contributions or share of the capital of the Company, except as expressly provided herein. No Member shall have any liability for the repayment of Capital Contributions of any other Member and each Member shall look only to the assets of the Company for return of such Member's Capital Contributions to the extent permitted herein. Except as otherwise provided herein, no Member shall be permitted or required to make any additional Capital Contributions without the approval of the Manager and a Majority in Interest of the Members.

**No Right of Withdrawal**. No Member shall have the right to withdraw or receive any return of, or interest on, any portion of such Member's contributions to the capital of, or to receive any distributions from, the Company, except as provided in Articles X and XIII.

**Advances**. Except as otherwise determined by the Manager and a Majority in Interest of the Members, if any Member shall advance any funds to the Company in excess of his, her or its commitment to make Capital Contributions as set forth herein, the amount of such advance shall neither increase its Capital Account nor entitle him, her or it to any increase in its share of the distributions of the Company. The amount of any such advance shall be a debt obligation of the Company to such Member and shall be repaid to him, her or it by the Company (a) without ineterest if repaid within one (1) year and (b) with interest at a rate and upon such other terms and conditions which the Manager determines in good faith are, taken as a whole, not materially less favorable to the Company than would be available to the Company from an unrelated commercial lender, as shall be agreed by the Company and such Member. Any such advance shall be payable and collectible only out of Company assets, and the other Members shall not be personally obligated to repay any part thereof. No Person who makes any loan to the Company shall have or acquire, as a result of making such loan, any direct or indirect interest in the profits, capital or property of the Company, other than as a creditor.

**V.**

## MANAGEMENT AND RESTRICTIONS

**Management**.

(a) Management by Manager. The Manager shall constitute a "Manager" within the meaning of Section 17701.02(n) and Chapter 4 of the Act. Except as otherwise provided in this Agreement or under the Act, the management and control of the Company and its business shall rest exclusively with the Manager, and he may take all such actions as he deems necessary, appropriate or convenient to accomplish the purposes of the Company. Notwithstanding the foregoing, the Manager may delegate to one or more of the Members, to officers appointed pursuant to Section 7.1 below or to such other persons as the Manager may determine from time to time the power to conduct routine matters on behalf of the Company. A Manager may be removed, substituted or appointed, and additional Managers may be appointed, by the vote of a Majority in Interest of the Members. Any new Manager(s) shall agree to be bound by the terms and conditions of this Agreement and shall execute a counterpart signature page hereto. A Manager shall have the right to resign as a Manager at any time. If there are more than one Manager, any act of the Managers shall require the affirmative consent of a majority of the Managers. The initial Manager of the Company shall be Maximo Galindo.

(b) Management by Members. In the event that at any time there are no Managers, the Members shall manage the business and affairs of the Company (acting by a Majority in Interest of the Members) until such time a Manager is appointed pursuant to subsection (a) above.

(c) Compensation of Managers. Compensation of the Manager, if any, shall be determined from time to time by the Manager.

**Amendment of Articles or Agreement**. The Manager shall have the duty and authority to amend the Articles or this Agreement consistent with Section 14.1.

**VI.**

## NOTICES

**Notices**. Any notice, payment, demand or other communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered and given for all purposes (a) if delivered personally to the party or to an officer of the party to whom the same is directed, when received by such party, (b) if delivered by confirmed telecopy or other electronic transmission, when received if received on a Business Day during normal business hours of the recipient, and if not, on the next Business Day, with a copy sent simultaneously by first class mail, (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. Any party may by written notice to the other parties specify a different address or telefacsimile number than identified on ***Schedule A*** for notice purposes by sending notice thereof in the foregoing manner. All notices, demands or other communications shall be in writing and delivered as set forth above.

**Waiver of Notice**. Whenever any notice is required to be given under the provisions of the Act, the Articles or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

## VII.

### OFFICERS

**Officers**.

(a) The Manager may, from time to time, designate one or more persons to be officers of the Company (each such person an "***Officer***"). Any Officers designated by the Manager shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular Officers and, unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Corporations Code of the State of California, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any restrictions on such authority imposed by the Manager. Any number of offices may be held by the same person.

(b) Each Officer shall hold office until his or her successor shall be duly designated and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

(c) Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(d) Any Officer may be removed as such, either with or without cause and at any time, by the Manager. Any vacancy occurring in any office of the Company may be filled by the Manager.

(e) Officers shall not be compensated by the Company unless otherwise determined by the Manager and a Majority in Interest of the Members.

**Reliance by Third Parties**. In dealing with the Company and its duly appointed agents, no Person shall be required to inquire as to the Company's or such agents' authority to bind the Company.

**Actions and Determinations of the Company**. Except as otherwise expressly provided herein, whenever this Agreement provides that a determination shall be made or an action shall be taken by the Company, such determination or act shall be made or taken by the Manager or, pursuant to this Agreement or with the authorization of the Manager (which may be a general authorization and need not be specific as to any named person, Officer or particular transaction), by any Officer.

## VIII.

### ACCOUNTING AND RECORDS

**Financial and Tax Reporting**. The Company shall prepare its financial statements and its income tax information returns using such methods of accounting and tax year as the Manager deems necessary or appropriate as permitted by the Code and Treasury Regulations.

**Delivery of Financial Statements**. The Company shall, upon request, deliver to each Member:

(a) as soon as practicable, but in any event within ninety (90) days after the end of each Fiscal Year of the Company, an unaudited income statement for such Fiscal Year, an unaudited balance sheet of the Company and statement of Members' Capital Accounts as of the end of such year, and an unaudited statement of cash flows for such year, such yearend financial reports to be in reasonable detail; and

(b) such other information relating to the financial condition, business or corporate affairs of the Company as a Majority in Interest of the Members may from time to time request, *provided, however*, that the Company shall not be obligated under this subsection (b) or any other subsection of Section 8.2 to provide information that the Manager deems in good faith to be a trade secret or similar confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

**Supervision; Inspection of Books**. Proper and complete books of account and records of the business of the Company (including those books and records identified in the Act) shall be kept at the Company's principal office and at any other place as designated by the Manager. The Company shall permit each Member, at such Member's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested in writing by such Member; *provided, however*, that the Company shall not be obligated pursuant to this Section 8.3 to provide access to any information (a) that the Manager reasonably considers to be a trade secret or similar confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel or (b) to any Member that has exercised its rights under this Section 8.3 in the twelve (12) month period preceding such request.

**Tax Returns**. The Company shall cause appropriate tax reports and returns (including an IRS Form 1065, Schedule K-1) to be prepared and delivered in a timely manner to each of the Members and to any relevant tax authority within ninety (90) days after the close of each Fiscal Year (subject to reasonable delays in the event of the late receipt of any necessary financial information necessary to prepare tax returns of the Company, but in no event later than one hundred twenty (120) days after the close of each Fiscal Year).

**Tax Matters Member**. Maximo Galindo is hereby designated as the Company's "***Tax Matters Member***" for purposes of the Code, to serve until his resignation or removal by the consent of a Majority in Interest of the Members. If Person ceases to be the Tax Matters Member, a new Tax Matters Member may be appointed by a Majority in Interest of the Members. The Tax Matters Member shall not be compensated by the Company for serving in such capacity.

**IX.**

## CAPITAL ACCOUNTS AND ALLOCATIONS OF NET INCOME AND NET LOSS

**Capital Accounts**.

(a) A separate capital account (the "***Capital Account***") shall be established and maintained for each Member. The Capital Account of each Member shall be credited with such Member's Capital Contributions to the Company (net of any liabilities secured by any contributed property that the Company is considered to assume or take subject to), all Net Income and items of gross income allocated to such Member pursuant to Section 9.2 and any items of income or gain which are specially allocated pursuant to Section 9.3; and shall be debited with all Net Losses and items of deduction or expense allocated to such Member pursuant to Section 9.2, any items of loss or deduction of the Company specially allocated to such Member pursuant to

Section 9.3, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the Company to such Member. To the extent not provided for in the preceding sentence, the Capital Accounts of the Members shall be adjusted and maintained in accordance with the rules of U.S. Treasury Regulations Section 1.704-1(b)(2)(iv), as the same may be amended or revised. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any Transfer of any Interest in the Company in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest. Whenever the Company would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of Company property, the Manager shall adjust the Capital Accounts of the Members if it determines that doing so would be appropriate. If Code Section 704(c) applies to Company property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property.

(b) No Member shall be required to pay to the Company or to any other Member the amount of any negative balance which may exist from time to time in such Member's Capital Account.

(c) **Allocations**.

(d) After giving effect to the special allocations set forth in Section 9.3 and other than the year in which a Sale of the Company occurs, Net Income and Net Loss with respect to any year shall be allocated to the Members as follows:

(i) First, Net Income (or items thereof) shall be allocated to those Members having deficit balances in their Capital Accounts (computed after taking into account all distributions with respect to such taxable period and after adding back each Member's share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain) in proportion to such deficit balances until such deficit balances have been eliminated; and

(ii) Second, any remaining Net Income and Net Loss shall be allocated to the Members in proportion to the number of Units held by each of them; provided that no allocations shall be made to holders of Sale Units.

(e) Notwithstanding Section 9.2(a), in any year in which a Sale of the Company occurs (or in any prior open year if the Tax Matters Member reasonably believes it necessary to accomplish the purposes of this Section 9.2(b)), each Member shall be allocated Net Income or Net Loss (or items thereof) to the extent necessary to cause its Capital Account balance to reflect the amount that will be distributable to such Member in connection with a Sale of the Company pursuant to this Agreement.

**Special Allocation Provisions**. Notwithstanding any other provision in this Agreement:

(f) Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain (determined in accordance with the principles of U.S. Treasury Regulations Sections 1.7042(d) and 1.7042(i)) during any Company taxable year, the Members shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to U.S. Treasury Regulations Sections 1.7042(g) and 1.7042(i)(5). The items to be so allocated shall be determined in accordance with U.S. Treasury Regulations Section 1.7042(f). This Section 9.3(a) is intended to comply with the minimum gain chargeback requirements in such U.S. Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in U.S. Treasury Regulations Sections 1.7042(f) and 1.7042(i)(4).

(g) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in U.S. Treasury Regulation Section 1.7041(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in his, her or its Capital Account (in excess of the amounts described in clauses (i) and (ii) of Section 9.3(c) below) created by such adjustments, allocations or distributions as promptly as possible. This Section 9.3(b) is intended to constitute a "qualified income offset" when the meaning of Treasury Regulation Section 1.704-1(b)(ii)(d).

(h) Limitation on Net Losses. If any allocation of Net Loss or an item of deduction, expenditure or loss to be made pursuant to Section 9.2 or this Section 9.3 for any Fiscal Year or other Accounting Period would cause a deficit in any Member's Capital Account (or would increase the amount of any such deficit) in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of U.S. Treasury Regulations Section 1.7042(g)(1) and 1.7042(i)(5), then such Net Loss or item of deduction, expenditure or loss shall be allocated to the Members that have positive Capital Account balances (in excess of the amounts described in clauses (i) and (ii) of this section for such Member) in proportion to the respective amounts of such positive balances until all such positive balances have been reduced to zero.

(i) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of U.S. Treasury Regulations Section 1.7042(g)(1) and 1.7042(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 9.3(d) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IX have been tentatively made as if Section 9.3(c) and this Section 9.3(d) were not in this Agreement.

(j) Nonrecourse Deductions. Nonrecourse Deductions shall be allocated in accordance with the number of Units held by each Member and in the same manner as if such Nonrecourse Deductions were taken into account in determining Net Income and Net Loss for such Accounting Period or Fiscal Year.

(k) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Partner Nonrecourse Deductions are attributable in accordance with U.S. Treasury Regulations Section 1.7042(j).

(l) Change in Interests. If there is a change in any Member's Interest in the Company during any Fiscal Year, the principles of Section 706(d) of the Code shall apply in allocating Net Income and Net Loss and items thereof for such Fiscal Year to account for the variation. For purposes of applying Section 706(d), the Manager may adopt any method or convention permitted under applicable Treasury Regulations.

(m) Imputed Income. To the extent the Company has taxable interest income or expense imputed with respect to any promissory note or other obligation between any Member and the Company, as maker and holder respectively, pursuant to Section 483, Sections 1271 through 1288, or Section 7872 of the Code, such imputed interest income or expense shall be specially allocated to the Member to whom such promissory note relates, and such Member's Capital Account shall be adjusted as appropriate to reflect the recharacterization as interest of a portion of the principal amount of such promissory note and to reflect any deemed contribution or distribution of such interest income. The foregoing provisions of this subsection 9.3(h) shall not apply to any interest or original issue discount expressly provided for in any such promissory note or other obligation.

**Curative Allocations**. If the Manager determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, deduction or credit is not specified in this Article IX (an "***unallocated item***"), or that the allocation of any item of Company income, gain, loss, deduction or credit hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulation Section 1.704-1(b) and the factors set forth in Treasury Regulation Section 1.704-1(b)(3)(ii)) (a "***misallocated item***"), then the Manager may allocate such unallocated items, or reallocate such misallocated items, to reflect such economic interests; *provided* that no such allocation shall have any effect on the amounts distributable to any Member (other than tax distributions), including the amounts to be distributed upon the complete liquidation of the Company.

**Tax Allocations**. For income tax purposes only, each item of income, gain, loss and deduction of the Company shall be allocated in the same manner as the corresponding items of Net Income and Net Loss and specially allocated items are allocated for Capital Account purposes; *provided* that in the case of any Company asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Section 704(c) of the Code so as to take account of the difference between the Carrying Value and adjusted tax basis of such asset. Unless otherwise agreed by the Manager, for purposes of applying the principles of Section 704(c), the Company shall use the "traditional method" of Treasury Regulation Section 1.704-3(b).

**X.**

**DISTRIBUTIONS**

**Distributions**.

(a) Distributions of the Company's cash or other assets to the Members shall be made at such times and in such amounts as is reasonably determined by the Manager; *provided* that the Company shall retain sufficient working capital reserves as measured immediately after any proposed distribution. No Member shall be entitled to any distribution or payment with respect to such Member's Interest in the Company except as set forth in this Agreement.

(b) Other than distributions pursuant to Sections 10.2 and 10.3 and distributions pursuant to Section 13.4, if the Manager determines to make any distribution of cash or other assets to the Members pursuant to Section 10.1(a), all such distributions shall be to the Members

in proportion to the number of Units held by each of them; *provided, however,* any distributions of all or substantially all of the assets of the Company to Members will be made such that each Member receives the amount it would have been entitled to receive pursuant to Article XIII if the Company had been wound-up on and as of the date of such distribution. Notwithstanding the foregoing provisions of this Section 10.1(b), amounts that would otherwise be distributed to any Member that was issued Units as a Profits Interest shall not exceed the positive balance of such Member's Capital Account.

(c) Except as otherwise provided by law, no Member shall be required to restore or repay to the Company any funds properly distributed to it pursuant to Section 10.1.

**Tax Distributions**. Notwithstanding Section 10.1, within ninety (90) days of the end of each Fiscal Year, the Company may, in the discretion of the Manager, distribute to each Member in cash an amount equal to forty percent (40%) of the net taxable income (net of taxable losses) allocated to such Member or Assignee as a result of such Member's or Assignee's ownership of an Interest in the Company for such Fiscal Year. In the event of a material change in the maximum marginal rate of federal or State of California income tax applicable to individuals from the current rates in effect, such forty percent (40%) figure may be adjusted in the discretion of the Manager.

**Distributions Upon a Sale of the Company**.

(d) Upon any Sale of the Company, funds and assets of the Company determined by the Manager to be available for distribution shall be distributed as provided in Section 10.1(b). Notwithstanding the foregoing provisions of this Section 10.3, amounts that would otherwise be distributed to any Unit that was issued as a Profits Interest shall be reduced by an amount equal to its remaining Profits Interest Threshold Amount for such Unit and the amount by which the distribution to such Profits Interest is reduced shall instead be distributed (subject again to the application of this sentence with respect to Units that have a Profits Interest Threshold Amount) to the holders of Units as provided in the foregoing provisions of this Section 10.3. Notwithstanding the foregoing, any amount redistributed with respect to a Unit as provided in the preceding sentence shall be redistributed only among (i) those Units that were not issued as a Profits Interest and (ii) those Units that were issued as a Profits Interest and have no remaining Profits Interest Threshold Amount.

**No Other Withdrawals**. Except as expressly provided in this Agreement, no withdrawals or distributions shall be required or permitted.

**Distribution Limitations**. Notwithstanding the foregoing provisions of this Article X, in no event will a Member have a right to receive a distribution to the extent such distribution will cause such Member to have a negative balance in his, her or its Capital Account or increase the amount by which such balance is negative. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of his, her or its Interest in the Company if such distribution would violate the Act or other applicable law or result in a breach of any contract or agreement to which the Company is a party.

## XI.

## TRANSFER OF MEMBERSHIP

**Transfer**. Without the consent of the Manager, no Member or Assignee shall have the right to sell, assign, pledge, transfer or otherwise voluntarily or involuntarily dispose or change record ownership of all or any part of, or any interest in, the Member's or Assignee's interest in the

Company, including, without limitation, any proposed transfer to a spouse, co-trustee, owner, beneficial owner or beneficiary of the Member (herein collectively called a "***Transfer***"); provided that involuntary transfers by operation of law or pursuant to the order of any court of competent jurisdiction may be effected subject to the provisions set forth below. Any purported Transfer of all or any part of an interest in the Company without such consent or otherwise in violation of the restrictions in this Agreement shall be null and void and of no force and effect. Any permitted transferee of any part of a Member's Interest in the Company or any transferee receiving any interest in the Company or Units as a result of the operation of law or pursuant to the order of any court of competent jurisdiction and without the consent of the Manager, including, without limitation, as a result of the death or dissolution of a Member, or an owner or co-trustee of a Member, may be admitted as a Substitute Member pursuant to Section 3.5. Any transferee of any interest in the Company or Units who is not admitted as a substitute Member will hold the transferred interest as an Assignee Interest only.

**Rights of Assignees**. An Assignee of an Interest in the Company who does not become a Substitute Member pursuant to Section 3.5 has no right to vote or to participate in the management of the business and affairs of the Company or to become a Member. Such an Assignee is only entitled to receive distributions and to be allocated the Net Income or Net Loss attributable to the Interest in the Company transferred to the Assignee; provided, however, that Assignees shall be subject to all of the obligations applicable to Assignees in this Agreement.

**Effect of Assignment**. Following a Transfer of an Interest that is permitted under this Article XI, the transferee of such Interest shall be treated as having made all of the Capital Contributions in respect of, and received all of the distributions received in respect of, such Interest, shall succeed to the Capital Account associated with such Interest.

**Legends**.

(a) If the Units are or later become certificated, any certificate representing Units shall be endorsed with the following legends, as well as with any legends as may be required by applicable federal and state securities laws:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT."

"THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN WRITTEN AGREEMENT BETWEEN THE REGISTERED HOLDERS OF THE UNITS OF THE COMPANY (OR THE PREDECESSOR IN INTEREST TO THE UNITS). SUCH AGREEMENT RESTRICTS THE TRANSFER OF UNITS. SUCH AGREEMENT CONTAINS PROVISIONS REGARDING THE VOTING OF THE UNITS REPRESENTED BY THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED FROM THE ISSUER UPON WRITTEN REQUEST. BY ACCEPTING ANY INTEREST IN SUCH UNITS THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO

AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT."

(b) Any certificate issued at any time in exchange or substitution for any certificate bearing such legends shall also bear such legends, unless the Units represented thereby are no longer subject to the provisions of this Agreement or, in the opinion of the Company (with advice from counsel to the Company, as the Company may deem appropriate), the restrictions imposed under the Securities Act or state securities laws are no longer applicable, in which case the applicable legend (or legends) may be removed.

**Publicly Traded Partnership Limitations**. Notwithstanding any other provision of this Agreement, no Transfer shall be permitted if (a) the Manager determines that such transaction will either cause the Company to be characterized as a "publicly traded partnership" or will materially increase the risk that the Company will be so characterized or (b) such Transfer would occur in a transaction registered or required to be registered under the Securities Act. For purposes of this Section 11.5, the phrase "publicly traded partnership" shall have the meanings set forth in Section 7704(b) and 469(k) of the Code. In particular and without limiting the foregoing, no Transfer shall be permitted, given effect or otherwise recognized, and such Transfer (or purported Transfer) shall be void *ab initio*, if at the time of such Transfer (or as a result of such Transfer) Units are (or would become) traded on an "established securities market" (within the meaning of Treasury Regulation Section 1.7704-1(b)) or are (or would become) "readily tradable on a secondary market or the equivalent thereof" (within the meaning of Treasury Regulation Section 1.77041(c)).

**Effective Date**. Any Transfer and any related admission of a Person as a Substitute Member in compliance with this Article XI and Section 3.5 shall be deemed effective on the first date as of which the relevant requirements of this Agreement have been satisfied or such other date as the Manager determines.

**Limitations on Transfer Restriction**. Notwithstanding the other provisions of Article XI of this Agreement (other than Section 11.8), the restrictions on Transfer shall not apply to the Transfer of Interests to any spouse or member of a Member's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of the Member's spouse or members of the Member's immediate family, or to a trust for the Member's own self, or a charitable remainder trust; *provided, however*, that (a) the Member shall inform the Company of such Transfer prior to effecting it and (b) each such transferee or assignee, prior to the completion of the Transfer, shall have executed documents in the forms provided by the Company assuming the obligations of the Member under this Agreement with respect to the transferred Interest.

**Transfer Requirements**.

(c) Notwithstanding any other provisions of this Agreement, no Transfer of all or any fraction of a Member's Interest may be made unless:

(i) such Transfer would not result in a violation of applicable law, including the Securities Act and any state securities or "Blue Sky" laws applicable to the Company or the Interest to be Transferred;

(ii) such Transfer would not result in the Company being required to register under Section 12(g) of the 1934 Act;

(iii) if requested by the Manager, the Member shall have provided an opinion of counsel satisfactory to the Manager as to the matters set forth in this Section 11.8 and such other matters as the Manager may reasonably request; and

(iv) the transferee agrees to be bound by and comply with the provisions of this Agreement, makes the representations, warranties and covenants applicable to a Member herein, including without limitation those required by Section 3.3, and delivers to the Company a counterpart signature page to this Agreement and such other documents and instruments as the Manager determines to be necessary or appropriate and as are consistent with the terms of this Agreement in connection with the Transfer to effect such Person's admission as a Member of the Company.

**Divorce of a Member**. Each Member or Assignee and his or her spouse (which for the purpose of this Agreement shall include any person who holds any rights in or in respect of the Company due to a marital, quasi-marital, domestic partner or similar relationship with the Member or Assignee), by execution of the Form of Spousal Consent For Member or Assignee in the form attached to this Agreement as ***Exhibit A***, hereby covenants to the Company that if, at any time, such Member's or Assignee's interest in the Company should be considered to be community marital property subject to division upon dissolution of such Member's or Assignee's marriage and is to be divided between the Member or Assignee and such spouse upon dissolution of the marriage, then the spouse may receive a percentage of Net Income and Net Loss attributable to such interest but all voting rights and all management rights attributable to such interest, if any, shall be retained by the Member or Assignee. Any spouse receiving any portion of a Member's or Assignee's Interest shall upon the effectiveness of the transfer automatically be deemed to have an Assignee Interest and to be an Assignee with respect thereto. A transfer of a Member's or Assignee's interest in the Company to the spouse of such Member or Assignee following dissolution of such Member's or Assignee's marriage shall be effective upon such spouse's execution of the Form of Spousal Consent For Member or Assignee and compliance with Section 11.1 above.

**XII.**

## INDEMNIFICATION AND LIMITATION OF LIABILITY

**Indemnification**.

(a) For purposes of this subsection (a), (i) "***agent***" means each Manager, former Manager, Officer, former Officer, Member and former Member; (ii) "***proceeding***" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, legislative or investigative; and (iii) "***expenses***" include, without limitation, reasonable attorneys' fees and other expenses of establishing a right of indemnification under this subsection (a). The Company shall, to the fullest and broadest extent permitted by law, indemnify and hold harmless each agent (and his or her or its heirs and legal and personal representatives) against losses and damages arising out of liabilities or expenses incurred by him or her or it while acting on behalf of the Company, regardless of whether the agent is or continues to be a Member, Manager or Officer at the time any such liability or expense is paid. Without limiting the generality of the foregoing, the Company hereby agrees to indemnify each agent (and his, her or its heirs and legal and personal representatives), and to save and hold it or him or her harmless, from and in respect of all (1) fees, costs and expenses incurred in connection with or resulting from any demand, claim, action or proceeding against such agent (and his, her or its heirs and legal and personal representatives) or the Company that arises out of or in any way relates to the Company, the Company assets, or the business or affairs of the Company, and (2) such demands, claims, actions and proceedings and any losses or damages resulting therefrom, including judgments, fines and amounts paid in settlement or compromise (if such settlement or compromise is approved in advance by the Company, which approval shall not be unreasonably withheld) of any such demand, claim, action or proceeding. Notwithstanding the foregoing, this right of

indemnification shall not extend to (x) conduct by an agent if it is determined by a final judgment of a court of competent jurisdiction or by arbitration pursuant to Section 14.10 that such agent's conduct was undertaken in bad faith or that the agent's conduct or his, her or its acts or omissions constituted recklessness, fraud or intentional wrongdoing, or (y) any liability arising by reason of any act or omission of an agent subsequent to him, her or it ceasing to be a Member, Manager or Officer or subsequent to the termination of the Company. The termination of any proceeding by a judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the agent failed to meet the applicable standard of conduct. The Company shall be required to pay the expenses incurred by any agent indemnified hereunder in connection with any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such agent to repay such payment if there shall be an adjudication or determination that such agent is not entitled to indemnification as provided herein.

(b) The indemnification accorded to an agent under subsection (a) of this Section 12.1 shall be made solely out of the assets of the Company, and no Member, Manager or Officer shall have any personal liability or other obligation therefor. Nothing in subsection (a) of this Section 12.1 shall be deemed to require any Member to make any additional Capital Contribution.

(c) If such agent wishes to make a claim under subsection (a) of this Section 12.1, the agent shall notify the Company in writing within thirty (30) days after receiving notice of the commencement of any action that may result in a right to be indemnified under subsection (a) of this Section 12.1; provided however that the failure to notify the Company will not relieve the Company of any liability for indemnification pursuant to subsection (a) of this Section 12.1 (except to the extent that the failure to give notice will have been materially prejudicial to the Company).

**Exculpation by Members**. For purposes of this Section 12.2, the term "***agent***" shall have the meaning assigned to such term in subsection (a) of Section 12.1. No agent shall be liable to the Company or any Member or any person who acquires any interest in the Company for (a) honest mistakes in judgment, or for action or inaction, taken reasonably and in good faith and for a purpose that was reasonably believed to be in the best interests of the Company or (b) losses sustained or liabilities incurred as a result of any act or omission of such agent if such act or omission did not constitute bad faith, recklessness, fraud or intentional wrongdoing on the part of the agent. Each agent may consult with counsel, accountants and other professionals in respect of Company affairs and shall be fully protected and justified in acting, or failing to act, if such action or failure to act is in accordance with the reasonable advice or opinion of such counsel, accountant or other professional and if such counsel, accountant or other professional shall have been selected with reasonable care. Notwithstanding the foregoing, the provisions of this Section 12.2 shall not relieve any person of liability arising by reason of acting in bad faith, or if such person's conduct in the performance of his, her or its duties hereunder, or his, her or its acts or omissions, constitute recklessness, fraud, intentional wrongdoing or gross negligence. This Agreement shall be construed to give effect to the provisions of this Section 12.2 to the fullest extent permitted by law.

**Limitation of Liability**. Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the Company shall be solely the debts, obligations and liabilities of the Company and no Member, Manager or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely be reason of being a Member, Manager or Officer of the Company.

**Insurance**. The Company may purchase and maintain insurance, at its expense, to protect itself and any Manager, Officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability Company,

corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article XII; *provided* that the prior written consent of a Majority in Interest of the Members shall be required prior to obtaining any such insurance.

## XIII.

## DISSOLUTION AND TERMINATION; CONVERSION

**Dissolution**. The Company shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a) the expiration of its stated term (if any);

(b) the affirmative vote of each of (i) the Manager and(ii) a Majority in Interest of the Members; or

(c) the entry of a decree of judicial dissolution under the Act.

Except as otherwise provided herein, the death, bankruptcy, incompetency, retirement, resignation, expulsion or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not dissolve or terminate the Company. In the event of any such event, the executor, administrator, guardian, trustee or other personal representative (if any) of such Member shall be deemed to be the Assignee of such Member's Interests and may, subject to the terms and conditions set forth in Article XI and Section 3.5, become a Substitute Member. Notwithstanding any other provision of this Agreement, the bankruptcy (as defined in Section 17701.02(c) of the Act) of a Member will not cause that Member to cease to be a member of the Company, and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

**Authority to Wind Up**. Upon the dissolution of the Company as set forth in Section 13.1, the Manager shall have all necessary power and authority required to marshal the assets of the Company, to pay the Company's creditors, to distribute assets and otherwise wind up the business and affairs of the Company. In particular, the Manager shall have the authority to continue to conduct the business and affairs of the Company insofar as such continued operation remains consistent, in the judgment of the Manager, with the orderly winding up of the Company. In the event there are no Managers at the time of winding-up of the Company's business and affairs, a liquidating Member appointed by a Majority in Interest of the Members shall have all of the powers and duties of a Manager under this Section 13.2.

**Winding Up and Certificate of Cancellation**. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, all of the remaining property and assets of the Company have been distributed to the Members and a Certificate of Cancellation has been filed with the Secretary of State of the State of California.

**Distribution of Assets**. Upon dissolution and winding up of the Company, the assets of the Company shall be distributed as follows in accordance with the Act:

(i) First, to the payment of the expenses of the windingup, liquidation and dissolution of the Company;

(ii) Second, to creditors of the Company, including Members who are creditors (other than in respect of distributions owing to them or to former Members hereunder), in accordance with the terms agreed among them and otherwise on a pro rata basis (based on amounts owed to them), either by the payment thereof or the making of reasonable provision therefor; and

(iii) Third, to establish reserves, in amounts established by the Manager (or liquidating Member), to meet other liabilities of the Company other than to the Members or former Members in respect of distributions owing to them hereunder.

Thereafter, the remaining assets of the Company shall be applied and distributed among the Members as provided in Section 10.3.

The distribution of cash, securities and other property to a Member in accordance with the provisions of this Section 13.4 shall constitute a complete return to the Member of his, her or its Capital Contributions and a complete distribution to the Member of his, her or its Interest and all the Company's property, and shall constitute a compromise to which all Members have consented. If such cash, securities and other property are insufficient to return such Member's Capital Contributions or returns thereon, the Member shall have no recourse against the Manager(s), other Members or Officers.

**XIV.**

## MISCELLANEOUS

**Amendment**.

(a) Except as expressly set forth herein, this Agreement may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively), including any amendment or waiver by merger, consolidation or otherwise, only in writing and only with the consent of (i) the Manager and (ii) a Majority in Interest of the Members. Any amendment or waiver so effected shall be binding upon all the parties hereto.

(b) Notwithstanding the foregoing provisions, (i) the Manager may amend and modify the provisions of this Agreement (including ***Schedule A***) to the extent necessary to reflect the issuance of Units or the repurchase of any Units, the admission, substitution or removal of any Member permitted under this Agreement and the election, designation, removal, vacancy or resignation of any Manager (in each case subject to the approval of any such action by the requisite vote of Members entitled to vote pursuant to this Agreement); and (ii) notwithstanding anything to the contrary in this Agreement, this Agreement may be amended or modified to the extent necessary to effectuate the issuance of Additional Interests pursuant to Section 3.4(a). Furthermore, the Manager may amend this Agreement, without the consent of the Members, (1) to make a change that is necessary or desirable to cure any ambiguity or inconsistency and to make changes to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling, regulation or statute of any governmental body which will not be inconsistent with this Agreement, in both cases, subject to the requirement that any Member not be materially and adversely affected without hi, her or its consent; or (2) to prevent any material and adverse effect to the Company or any Member arising from the application of legal restrictions to any Member, subject to the requirement that no Member be adversely affected without hi, her or its consent; or (3) to reflect changes made in the composition of the Members in accordance with the provisions of this Agreement. Promptly after entering into any amendment pursuant to this subsection 14.1(b), the Manager shall provide the Members a copy of such amendment.

**Power of Attorney**.

(c) By signing this Agreement, each Member hereby makes, constitutes and appoints the Manager, with full power of substitution and resubstitution, his, her or its true and lawful agent and attorneyinfact for it and in his, her or its name, place and stead, to sign, execute, certify, acknowledge, file and record (i) the Articles, (ii) all instruments amending, restating or canceling the Articles, as the same may hereafter be amended or restated, that may be appropriate and (iii) such other agreements, instruments, elections or documents as may be necessary or advisable (A) to reflect the exercise by a Member of any of the powers granted to it under this Agreement, (B) to reflect the admission to the Company of any Additional Member in accordance with Section 3.4, and (C) that may be required of the Company or of the Members by the laws of California or any other jurisdiction. Each Member authorizes such agent or attorneyinfact to take any further action that such agent or attorneyinfact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such agent or attorneyinfact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in and about the foregoing as fully as such Member might or could do if personally present, and hereby ratifying and confirming all that such agent or attorneyinfact shall lawfully do or cause to be done by virtue hereof. Upon request, the Manager shall provide to the Members copies of all documents executed pursuant to the power of attorney contained in this Section 14.2. Notwithstanding the foregoing, this power of attorney shall not extend to any vote or consent of the Members required under this Agreement.

(d) The power of attorney granted pursuant to this Section 14.2:

(i) is a special power of attorney coupled with an interest and is irrevocable;

(ii) may be exercised by such attorneyinfact by listing all of the Members executing any agreement, certificate, instrument or document with the single signature of such attorneyinfact acting as attorneyinfact for all of them; and

(iii) shall survive the assignment by a Member of his, her or its Interest in the Company, except that where the assignee thereof is admitted as a Member, the power of attorney shall survive such assignment as to the assignor Member for the sole purpose of enabling such attorneyinfact to execute, acknowledge and file any such agreement, certificate, instrument or document as is necessary to effect such admission.

**Withholding**. The Company shall at all times be entitled to make payments with respect to any Member (which shall include Assignees for the purposes of this Section 14.3) in amounts required to discharge any obligation of the Company to withhold or make payments to any governmental authority with respect to any federal, state, local, or other jurisdictional tax liability of such Member arising as a result of such Member's Interest in the Company. To the extent each such payment satisfies an obligation of the Company to withhold, with respect to any distribution to a Member on which the Company did not withhold or with respect to any Member's allocable share of the income of the Company, each such payment shall be deemed to be a loan by the Company to such Member (which loan shall be deemed to be immediately due and payable) and shall not be deemed a distribution to such Member. The amount of such payments made with respect to such Member, plus interest, on each such amount from the date of each such payment until such amount is repaid to the Company at an interest rate per annum equal to the prime rate published in the *Wall Street Journal* on the date of such payment by the Company with respect to such Member, shall be repaid to the Company by (a) deduction from any cash distributions made to such Member pursuant to this Agreement, or (b) earlier payment by such Member to the Company, in each case as determined by the Manager. The Company may, in the Manager's discretion, defer making distributions to any Member owing amounts to the Company pursuant to this Section 14.3 until such amounts are paid to the Company and shall in addition exercise any other rights of

a creditor with respect to such amounts. Each Member agrees to indemnify and hold harmless the Company, the Manager and each of the other Members, from and against liability for taxes, interest, or penalties which may be asserted by reason of the failure to deduct and withhold tax on amounts distributable or allocable to said Member. Any amount payable as indemnity hereunder by a Member shall be paid promptly to the Company upon request for such payment from the Company, and if not so paid, the Company shall be entitled to claim against and deduct from the Capital Account of, or from any distribution due to, the affected Member for all such amounts.

**Apportionment of Amounts Withheld at the Source or Paid by the Company**. If the Company receives income with respect to which taxes have been withheld at the source or with respect to which the Company makes payments to any taxing authority, the aggregate amount of such taxes so withheld or paid shall be deemed for all purposes of this Agreement to have been received by the Company and then distributed by the Company to and among the Members based on the amount of such withholding or other taxes attributable to each Member, as determined by the Manager after consulting with the Company's accountants or other advisers, taking into account any differences in the amount of such withholding or other taxes attributable to each Member because of such Member's status, nationality or other characteristics. The intent of the preceding sentence is to have the burden of taxes withheld at the source or paid or reimbursed by the Company borne by those Members to which such withholding or other taxes are attributable to the maximum extent possible. If the amounts deemed distributed to the Members in accordance with such sentence do not comport with the provisions of this Agreement relating to the apportionment of distributions among the Members, then, notwithstanding such distribution provisions, subsequent distributions to the Members shall be adjusted in an equitable manner by the Manager to reflect the intent of such sentence

**Notice to and Consent of Members**. By executing this Agreement, each Member acknowledges that it has actual notice of and consents to (a) all of the provisions hereof (including the restrictions on Transfer), and (b) all of the provisions of the Articles.

**Further Assurances**. The parties agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the Company created by this Agreement.

**Binding Effect**. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement shall be binding on and inure to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

**Governing Law**. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

**Title to Company Property**. Legal title to all property of the Company will be held and conveyed in the name of the Company.

**Dispute Resolution**. Any controversy, dispute, or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement or any agreement or other instrument executed pursuant hereto or otherwise arising out of the execution of any of the foregoing, including, without limitation, any claim based on contract, tort, or statute, shall be resolved or determined, at the request of any party, by arbitration conducted in Santa Clara County, California, in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association. Any judgment or award rendered by the arbitrator will be final, binding and non-appealable, and judgment may be entered by any State or Federal court having jurisdiction thereof. The arbitrator shall be required to decide the controversy in accordance with applicable substantive law. Any

controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section 14.10 shall be determined by the arbitrator. The arbitrator shall be a retired or former judge and must have substantial professional experience with regard to corporate or partnership legal matters. All arbitration proceedings shall be held in the strictest of confidence and all parties and counsel shall be bound by such requirement of confidentiality. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. The designation of a situs or a governing law for this Agreement or the arbitration shall not be deemed an election to preclude application of the Federal Arbitration Act, if it would be applicable. In the arbitrator's award, the arbitrator shall allocate, in his or her discretion, among the parties to the arbitration all costs of arbitration, including the fees of the arbitrator and reasonable attorney's fees, costs and expert witness expenses of the parties.

**Entire Agreement**. This Agreement and the Schedules and Exhibts hereto constitute the entire agreement among the parties with respect to the subject matter herein. This Agreement and the Schedules and Exhibits hereto replace and supersede all prior agreements by and among the Members or any of them in respect of the Company. This Agreement and the Schedules and Exhibits hereto supersede all prior written and oral statements; and no representation, statement, condition or warranty not contained in this Agreement or the Schedules hereto will be binding on the Members or the Company or have any force or effect whatsoever. The Prior Agreement is hereby terminated and shall have no further force or effect.

**Counterparts**. This Agreement may be executed in one or more counterparts with the same force and effect as if each of the signatories had executed the same instrument and may be dilivered by facsimile, .pdf copy or other electronic transmission, provided that the original is sent simultaneusly by first class mail.

**Confidentiality**. Each Member and Assignee (which, for the avoidance of doubt, shall include holders of Service Units and holders of Sale Units) hereby acknowledges that by virtue of such Member's or Assignee's Interests, such Member may have access, or the Company may allow such Member access, to business, technical or other information, materials and/or ideas ("***Proprietary Information***," which term shall include, without limitation, anything such Member or Assignee learns or discovers as a result of exposure to or analysis of any Proprietary Information). Therefore, other than with respect to an Affiliate of such Member or Assignee (who agrees to be bound by this confidentiality provision), each Member and Assignee hereby agrees that such Member or Assignee will hold in confidence and will not possess or use or disclose any Proprietary Information except information such Member or Assignee can document (a) is in the public domain through no fault of the Member or Assignee, (b) was properly known to the Member or Assignee, without restriction, prior to disclosure by the Company or (c) was properly disclosed to such Member or Assignee by another person without restriction. Other than in connection with providing services to and on behalf of the Company, the Member or Assignee will not reverse engineer or attempt to derive the composition or underlying information, structure or ideas of any Proprietary Information. The foregoing does not grant any Member or Assignee a license in or to any of the Proprietary Information. In accordance herewith, each Member and Assignee also acknowledges and agrees that due to the unique nature of the Proprietary Information, any breach of this Section 14.13 would cause irreparable harm to the Company for which damages are not an adequate remedy, and that the Company shall therefore be entitled to equitable relief in addition to all other remedies available at law.

**No State-law Partnership**. The Members and Assignees intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member or Assignee be a partner or joint venturer of any other Member or Assignee by virtue of this Agreement, for any purposes other than for U.S. federal income tax purposes, and neither this Agreement nor any other document entered into by the Company or any Member or Assignee relating to the subject matter hereof shall be construed to suggest otherwise.

**Tax Classification**. It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a "partnership" for federal, state and local income and franchise tax purposes at all times that it has two (2) or more Members. In accordance therewith, (a) no Member shall file any election with any taxing authority to have the Company treated otherwise, and (b) each Member hereby represents, covenants, and warrants that it shall not maintain a position inconsistent with such treatment. The Members agree that at all times that the Company has two (2) or more Members, except as otherwise required by applicable law, they (i) will not cause or permit the Company to elect (A) to be excluded from the provisions of Subchapter K of the Code, or (B) to be treated as a corporation or an association taxable as a corporation for any tax purposes; (ii) will cause the Company to make any election reasonably determined by the Tax Matters Member to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for all tax purposes; (iii) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for tax purposes; and (iv) have not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

**Severability**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future laws applicable to the Company effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

**No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and permitted assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

**Cooperation with Investigations, Litigation, Etc.**. Each Member, Assignee, former Member and former Assignee shall provide reasonable cooperation and assistance to the Company with regard to: (a) any investigation conducted by the Company relating to the Company's business and affairs (including investigations into the actions or omissions of personnel or Affiliates of the Company); and (b) any litigation or similar dispute resolution proceeding involving the Company. Such cooperation and assistance shall include providing information and records, being available for interviews or legal proceedings at the Company's offices or otherwise, and giving testimony. The Company shall reimburse former Members and former Assignees for reasonable, documented, out-of-pocket travel, meal and lodging expenses incurred by such former Members and former Assignees in providing such cooperation and assistance.

**Interpretation**. The titles and section headings set forth in this Agreement are for convenience only and shall not be considered as part of the agreement of the parties. When the context requires, the plural shall include the singular and the singular the plural, and any gender shall include all other genders. No provision of this Agreement shall be interpreted or construed against any party because such party or its counsel was the drafter thereof.

**General Usage**. The titles and subtitles used in this Agreement are for convenience only and shall not be considered in the meaning or interpretation of this Agreement. Except where the context clearly requires to the contrary or is otherwise stated:

(e) all references in this Agreement to designated "Sections" are to the designated Sections and other subdivisions of this Agreement, and all references in this Agreement to designated "Articles" are to the designated Articles and other subdivisions of this Agreement;

(f) all pronouns contained in this Agreement, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as applicable, as to the identity of any party may require;

(g) the word "or" shall not be applied in its exclusive sense;

(h) "including" shall mean "including, without limitation";

(i) references to laws, regulations and other governmental rules, as well as to contracts, agreements and other instruments, shall mean such rules and instruments as in effect at the time of determination (taking into account any amendments thereto effective at such time without regard to whether such amendments were enacted or adopted after the effective date of this Agreement) and shall include all successor rules and instruments thereto;

(j) references to "cash," "$" or "dollars" shall mean the lawful currency of the United States;

(k) references to "Federal" or "federal" shall be to laws, agencies or other attributes of the United States or other relevant national government (and not to any State or locality thereof);

(l) the meaning of the terms "domestic" and "foreign" shall be determined by reference to the United States;

(m) references to "days" (other than Business Days) shall mean calendar days;

(n) the English language version of this Agreement shall govern all questions of interpretation relating to this Agreement, notwithstanding that this Agreement may have been translated into, and executed in, other languages; and

(o) except as expressly provided in this Agreement, any references to the Managers' discretionary election, determination, granting or withholding of consent or other similar action or non-action shall mean that such election, determination, granting or withholding of consent, determination in good faith judgment or other similar action or non-action is subject to the sole and absolute discretion of the Managers and shall not be subject to challenge by any Member or Assignee, provided that the Managers acts in good faith.

**Aggregation of Units**. All Units held or acquired by Affiliates of Members shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

**SCHEDULE A**

SCHEDULE OF MEMBERS

| Name and Address | Number of Units |
|---|---|
| Maximo Galindo | 850,000 |
| Marcelino Casal | 150,000 |
| Total: | 1,000,000 |

*Service Units
**Sale Units

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

**MANAGER:**

Maximo Galindo

**MEMBERS:**

Marcelino Casal

SIGNATURE PAGE TO
ARUM HEALTH LLC
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

**EXHIBIT A**

FORM OF SPOUSAL CONSENT FOR MEMBER OR ASSIGNEE

I acknowledge that I have read the Limited Liability Company Operating Agreement of Arum Health LLC (the "***Operating Agreement***") and that I understand its contents. I hereby consent and agree to the terms and provisions of, and the transactions described in or contemplated by, the Operating Agreement. I acknowledge and agree that all obligations of my spouse pursuant to the Operating Agreement in his or her capacity as [a Member][an Assignee] of the Company, including contribution obligations, (collectively, the "***Obligations***") constitute direct and enforceable obligations of the marriage community of myself and my spouse, and that I, together with my spouse, have directly incurred such Obligations. I am aware that, pursuant to the terms of the Operating Agreement, my spouse agrees to certain restrictions on his or her ability to sell, transfer, pledge or assign all of his or her membership or assignee interests in the Company, including my community interest in the Company. I acknowledge and agree that the foregoing provisions will apply equally to any and all amendments, supplements or modifications to the Operating Agreement.

I further agree that if my spouse's interest in the Company or any portion thereof, or my community interest in the Company, is hereafter transferred or delivered to me, whether as separate property or otherwise, (as a result of dissolution, legal separation, death or otherwise), the interest in the Company that I then receive or own shall be subject to the provisions of the Operating Agreement as though I were initially a party to and had executed such Operating Agreement.

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Signature

Print Name: Irene M. Galindo

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Signature

Print Name: Mellonie Casal